LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

June 18, 2024

Via Edgar Correspondence

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 9 to Registration Statement on Form F-1
Filed May 31, 2024
File No. 333-262367

Dear Mr. Kauten:

This letter is in response to the letter dated June 10, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 10 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 9 to Registration Statement on Form F-1

Summary Consolidated Financial Data

Selected Consolidated Balance Sheets, page 19

1)	Please revise to correct the years labeled for the balance sheets ending June 30, which should be 2023 and 2022, consistent with the balance sheets presented in the financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 19 in the Amendment No. 10 to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Loan Facilities, page 68

2)	You disclose the various loan repayments made subsequent to December 31, 2023. Please revise to also disclose the new debt arrangements entered into during that period, consistent with your disclosures on page F-27. Refer to Item 5.B.3 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 68 in the Amendment No. 10 to the Registration Statement.

Consolidated Statements of Cash Flows, page F-35

3)	We note your response to prior comment one. Since net cash used in operating activities for the year ended June 30, 2023 changed from $3,371,573 to $634,414 and cash used in investing activities for the same period changed from $175,818 to $2,912,979, it is unclear how such revisions are "insignificant." Revise to label the revised amounts “as restated” and include the disclosures in ASC 250-10-50-7. Further, the audit report should be revised to include an explanatory paragraph regarding the correction of such error and dual date their opinion. Refer to paragraph 16 of PCAOB Auditing Standard (“AS”) 2820 and paragraph 18(e) of AS 3101.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page F-57 (see Note 19) in the Amendment No. 10 to the Registration Statement. The audit report was also revised on page F-31.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer